Distributions to Shareholders

Each Fund may periodically make reclassifications among certain of its capital accounts as a result of the timing and characterization of certain income and capital gains distributions determined in accordance with federal tax regulations, which may differ from GAAP. These reclassifications are due to differing treatment for items such as deferral of wash sales, net operating losses and post-
October capital losses.

Accordingly, at December 31, 2001, reclassifications (in thousands) were recorded to increase
(decrease) capital by ($369),
increase (decrease) net investment income by $368 and increase (decrease) net realized gain (loss) on investment transactions by $1 for the UMB Scout
WorldWide Fund.